Exhibit 2.28

Description of Securities
Registered Under Section 12 of The Exchange Act

As of December 31, 2019 CNOOC Limited (“we,” “us,” and “our”) had the following series of securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Trading symbol	Name of each exchange on which registered
American depositary shares, each representing 100 shares	CEO	New York Stock Exchange, Inc.

Shares with no par value*	N/A	New York Stock Exchange, Inc.

*	Not for trading, but only in connection with the listing of the American depositary shares on the New York Stock Exchange.

American Depositary Shares (“ADSs”), each representing 100 ordinary shares (the “shares”), have been available in the US through an American Depositary Receipt (“ADR”) program since February 2001. This program was established pursuant to the deposit agreement that we entered into with JPMorgan Chase Bank, N.A. (“JPMorgan Chase”), as depositary (“Deposit Agreement”). Our ADRs have been listed on the New York Stock Exchange (“NYSE”) since February 2001 and are traded under the symbol CEO. In connection with this listing (but not for trading), the shares are registered under Section 12(b) of the Exchange Act. This exhibit contains a description of the rights of (i) the holders of shares and (ii) ADR holders. Shares underlying the ADSs are held by JPMorgan Chase, the depositary, and holders of ADSs will not be treated as holders of the shares.

The following summary is subject to and qualified in its entirety by our Memorandum and Articles of Association, and by the Companies Ordinance (Chapter 32 of the Laws of Hong Kong, the predecessor to Chapter 622 of the Laws of Hong Kong, or the Hong Kong Companies Ordinance, which came into effect on March 3, 2014), and the common law of Hong Kong. This is not a summary of all the significant provisions of our Memorandum and Articles of Association, or of the Hong Kong Companies Ordinance and does not purport to be complete. Capitalized terms used but not defined herein have the meanings given to them in our annual report on Form 20-F for the fiscal year ended December 31, 2019 and in the Deposit Agreement, which is an exhibit to our registration statement on Form F-6 filed with the SEC on March 17, 2016.

ORDINARY SHARES

Item 9. General

Item 9.A.3 Pre-emptive rights

Under the Hong Kong Stock Exchange Listing Rules, except in certain circumstances, prior consent of shareholders in general meeting must be obtained before the Company can allot, issue or grant (i) shares, (ii) securities convertible into shares or (iii) options, warrants or similar rights to subscribe for any shares or such convertible securities.

Item 9.A.5 Type and class of securities

Each of our shares has no par value. The number of our shares that have been issued as of December 31, 2019 is 44,647,455,984. Our shares are registered on the NYSE in connection with the listing of the American depositary shares on the NYSE. All of our shares have equal voting rights and carry equal entitlements to dividends. No participation certificates, non-voting equity securities or profit-sharing certificates have been issued.

Item 9.A.6 Limitations or qualifications

Not applicable.

Item 9.A.7 Other rights

Not applicable.

Item 10.B Memorandum and articles of association

We were incorporated with limited liability on August 20, 1999 in Hong Kong under the Companies Ordinance (Chapter 32 of the Laws of Hong Kong, the predecessor to the Hong Kong Companies Ordinance). Our Company registration number in Hong Kong is 685974. Under the Hong Kong Companies Ordinance, we have the capacity, rights, powers and privileges of a natural person of full age and may do anything which we are permitted or required to do by our articles of association or any enactment or rule of law.

The following are summaries of provisions of our articles of association and the Hong Kong Companies Ordinance. By operation of this Ordinance, provisions that were previously contained in our memorandum of association are deemed to be incorporated into our articles of association except for those provisions which conflict with the Hong Kong Companies Ordinance. For further details, you should read our memorandum of association, which was filed as an exhibit to our registration statement on Form F-1 (Registration No.333-10862) and our articles of association, as amended, which was filed as an exhibit to our annual report on Form 20-F for the fiscal year of 2010. We are required by the Hong Kong Stock Exchange Listing Rules to upload, among other things, our memorandum and articles of association on our website and on the website of the Hong Kong Stock Exchange. We have complied with such requirement and as such, our memorandum and articles of association were further filed as an exhibit to the Form 6-K filed with the SEC on March 30, 2012 (File Number: 1-14966).

Issue of Shares

Under the Hong Kong Companies Ordinance, our directors may, without obtaining the prior approval of our shareholders, offer to allot new shares in our Company to existing shareholders on a pro rata basis. Our directors may not allot new shares of our Company or grant rights to subscribe for, or to convert any security into, shares of our Company in any other manner without the prior approval of our shareholders at a general meeting. Any approval given at a general meeting granting our directors power to allot shares or securities convertible into shares or to grant rights to subscribe for shares generally shall continue in force from the date of the passing of the resolution until the earlier of:

•	the conclusion of the next annual general meeting following the passing of the resolution; and

•	the date on which the authority given under the resolution is revoked or varied by an ordinary resolution of our shareholders in a general meeting.

If such an approval for a general mandate to issue shares is given, our Board shall have the discretion to issue such number of shares as are approved pursuant to such general mandate, and our directors may offer, allot, grant options or other rights of subscription or conversion over, or otherwise issue, such number of shares to persons at such times and for such consideration and upon such terms and conditions as our directors may determine, subject to the restrictions under the Hong Kong Stock Exchange Listing Rules.

In accordance with Hong Kong Stock Exchange Listing Rules, any such approval of the shareholders must be limited to shares not exceeding 20% of our total number of shares in issue as of the date of granting such approval plus the number of shares repurchased by us since the granting of such approval.

Dividends

Subject to the Hong Kong Companies Ordinance, the shareholders at a general meeting may declare dividends to be paid to shareholders. However, under our articles of association, dividends cannot be declared in excess of the amount recommended by our Board. Further, all dividends unclaimed for one year after having become payable may be invested or otherwise made use of by the directors for the benefit of our Company until claimed, and all dividends unclaimed for six years after having become payable may be forfeited by the directors and shall revert to our Company.

In addition to dividends declared at a general meeting, our Board may declare and pay to the shareholders interim dividends as our Board deems justified by our financial position. Our Board may also pay any fixed dividend on any shares of our Company semi-annually or at other suitable intervals, whenever our financial position, in their opinion, justifies such payment.

Winding Up

If we are wound up, the surplus assets remaining after payment to all creditors are to be divided among our shareholders in proportion to the amount paid on the shares held by them respectively, and if such surplus assets are insufficient to repay the whole of the paid-up share capital, they are to be distributed so that the losses are borne by our shareholders in proportion to the amount paid up on the shares held by them respectively. The liquidator may, with the sanction of a special resolution, divide among our shareholders in specie or in kind the whole or any part of our assets or vest any part of our assets in trustees upon such trusts for the benefit of our shareholders or any of them as the resolution shall provide.

Voting Rights

Under the Hong Kong Companies Ordinance, any action to be taken by the shareholders at a general meeting requires the affirmative vote of either an ordinary or a special resolution passed at such meeting.

•	An ordinary resolution is a resolution passed by a majority of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting;

•	A special resolution is a resolution passed by not less than 75% of shareholders that are entitled to, and do, vote in person or by proxy at a general meeting.

Generally, resolutions of shareholders are passed by ordinary resolution. However, the Hong Kong Companies Ordinance provides that certain specified matters may only approved by shareholders by way of special resolutions. These matters include, for example:

•	alteration of the articles;

•	change of a company’s name;

•	reduction of share capital; and

•	voluntary winding up.

The Hong Kong Stock Exchange Listing Rules require that voting at any general meeting must be taken by way of poll, except where the chairman, in good faith, decides to allow a resolution which relates purely a procedural or administrative matter to be voted on by a show of hands. On a poll, every shareholder who is present in person or by proxy has one vote for every share held or represented by him or her.

Any action to be taken by the shareholders requires the affirmative vote of the requisite majority of the shares at a general meeting. There are no cumulative voting rights. Accordingly, the holders of a majority of the shares voting for the election of directors can elect all the directors if they choose to do so.

Under Hong Kong law and our articles of association, shareholders who are not residents of Hong Kong may hold, vote and transfer their shares in our Company in the same manner as our shareholders who are Hong Kong residents.

General Meetings

We are required to hold an annual general meeting each year within six months from the end of our financial year. We may also hold extraordinary general meetings from time to time. Our Board may convene an extraordinary general meeting at will, and shall on requisition in accordance with the Hong Kong Companies

Ordinance, proceed to convene an extraordinary general meeting. Our annual general meeting and a meeting called for the purpose of passing a special resolution require at least twenty-one days’ prior notice, and any other general meeting requires at least fourteen days’ prior notice. The notice must specify the place, day and time of the meeting and, in the case of special business, the general nature of that business. The quorum for a general meeting is two shareholders present in person or by proxy. If within thirty minutes from the time appointed for the meeting a quorum is not present, the meeting, if convened upon requisition in accordance with the Hong Kong Companies Ordinance, shall be dissolved; but in any other case it shall stand adjourned to the same day in the next week at the same time and place, or to such other day, time and place as the chairman of the meeting may determine. If at such adjourned meeting a quorum is not present within thirty minutes from the time appointed for the meeting, the member or members present in person or by proxy shall be a quorum and may transact the business for which the meeting is called.

At each annual general meeting one third of our directors are to retire from office by rotation, save any director holding office as chairman or chief executive officer. The directors to retire every year are to be those who have been longest in office since their last election and the retiring directors will be eligible for re-election.

Modification of Rights

Subject to the Hong Kong Companies Ordinance, any of the rights attaching to any class of shares, unless otherwise provided for by the terms of issue of the shares of that class, may be varied or abrogated with the written consent of the holders of not less than 75% of the issued shares of that class or with the sanction of a special resolution passed at a separate general meeting of the holders of shares of that class.

Borrowing Powers

Our Board may exercise all the powers of our Company to borrow money and to mortgage or charge all or any part of our undertaking, property and assets, whether present or future, and uncalled capital. Our Board may issue debentures, debenture stock, bonds or other securities of our Company, whether outright or as collateral security for any debt, liability or obligation of our Company or of any third party. These borrowing powers are subject to variation by a special resolution of our Company.

Interested Transactions

Subject to the exceptions described below, none of our directors may vote on any contract, arrangement or proposal in which the director or any of his or her associates is materially interested. Subject to provision of the Hong Kong Companies Ordinance, our directors may vote at a board meeting or by way of written resolution of directors on the following matters:

•	any contract or arrangement to give security or indemnity to the director or his or her associates for money lent or obligations incurred or undertaken by such director or his or her associates at the request of or for the benefit of our Company or subsidiaries;

•	any contract or arrangement for the giving by us of any security or indemnity to a third party for our debts or obligations or debts or obligations of our subsidiaries for which such director or his or her associates assumed responsibility, or guaranteed or secured in whole or in part whether alone or jointly;

•	any contract or arrangement concerning offering of securities by us (or any company which we may promote or be interested in purchasing) for which the director or his or her associates is/are or is/are to be interested as a participant in the underwriting or sub-underwriting;

•	any contract or arrangement in which the director or his or her associates are interested in the same manner as other holders of our securities by virtue only of their interest in our securities;

•	any proposal or arrangement concerning employee benefits that do not provide privileges to our directors or their associates not generally accorded to the class of persons to whom such scheme or fund relates, including pension fund or retirement, death or disability benefits schemes; and

•	any proposal or arrangement concerning the adoption, modification or operation of any employees’ share scheme involving the issue or grant of options over shares or other securities by us to, or for the benefit of, our employees or employees of our subsidiaries under which the director or his or her associates may benefit.

AMERICAN DEPOSITARY SHARES

Item 12. Other securities

Disclosures under Items 12.A, 12.B, and 12.C are not applicable.

12.D.1       Depositary

JPMorgan Chase Bank, N.A. is our Depositary. The depositary’s office is located at 383 Madison Ave, Floor 11 New York, NY 10179. Each of our ADSs represents 100 shares.

12.D.2       Provisions

ADSs, each representing 100 ordinary shares and evidenced by ADRs, are issued by the depositary, and not by us. The ADR is vested with rights defined and enumerated in the Deposit Agreement (such as the rights to vote, to receive a dividend and to receive a share of CNOOC in exchange for a certain number of ADRs). The enumeration of rights, including any limitations on those rights in the Deposit Agreement, is final. There are no other rights given to the ADR holders. Only the depositary is registered as shareholder in our share register. An ADR is not a share and an ADR holder is not a CNOOC Limited shareholder.

The following is a summary of the material provisions of the Deposit Agreement. For more complete information, you should read our form of Deposit Agreement. Amendment No. 1 to Deposit Agreement has been filed with the SEC as an exhibit to the Form F-6 filed with the SEC on March 16, 2004, and Amendment No. 2 has been filed with the SEC as an exhibit to the Form F-6 filed with the SEC on March 17, 2016.

Voting rights

The Deposit Agreement has granted certain indirect rights to vote to the ADR holders. ADR holders may not attend CNOOC Limited general meetings in person. ADR holders exercise their voting rights by instructing the depositary to exercise the voting rights attached to the registered shares underlying the ADRs. The depositary will not itself exercise any voting discretion in respect of any Deposited Securities.

Share dividends and other distributions

To the extent distribution is practicable, the depositary will distribute by mail to each ADR holder on the record date set by the depositary at such ADR holder’s address shown on the ADR Register, in proportion to the number of deposited securities (on which the following distributions on deposited securities are received by the custodian) represented by ADSs evidenced by such holder’s ADRs:

(a)	Cash: Any US dollars available to the depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in paragraph 10 (“Cash”) of the form of ADR, on an averaged or other reasonably practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain holders, and (iii) deduction of the depositary’s and/or its agents’ fees and expenses in (1) converting any foreign currency to US dollars by sale or in such other manner as the depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or US dollars to the US by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time, and (4) making any sale by public or private means in any commercially reasonable manner.

(b)	Shares. (i) Additional ADRs evidencing whole ADSs representing any shares available to the depositary resulting from a dividend or free distribution on deposited securities consisting of shares (a “Share Distribution”), and (ii) US dollars available to it resulting from the net proceeds of sales of shares received in a Share Distribution, which shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

(c)	Rights. (i) Warrants or other instruments in the discretion of the depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional shares or rights of any nature available to the depositary as a result of a distribution on deposited securities (“Rights”), to the extent that CNOOC Limited timely furnishes to the depositary evidence satisfactory to the depositary that the depositary may lawfully distribute the same (CNOOC Limited has no obligation to furnish such evidence), or (ii) to the extent CNOOC Limited does not so furnish such evidence and sales of Rights are practicable, any US dollars available to the depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent CNOOC Limited does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse).

(d)	Other Distributions. (i) Securities or property available to the depositary resulting from any distribution on deposited securities other than Cash, Share Distributions and Rights (“Other Distributions”), by any means that the depositary may deem equitable and practicable, or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, any US dollars available to the depositary from the net proceeds of sales of Other Distributions as in the case of Cash.

The depositary will distribute US dollars by checks drawn on a bank in the US for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

Deposit, withdrawal and cancellation

Subject to certain provisions as provided in the ADR, upon surrender of (a) a certificated ADR in form satisfactory to the depositary at the transfer office or (b) proper instructions and documentation in the case of a direct registration ADR, the holder hereof is entitled to delivery at the custodian’s office of the deposited securities at the time represented by the ADSs evidenced by this ADR. At the request, risk and expense of the holder hereof, the depositary may deliver such deposited securities at such other place as may have been requested by the holder. Notwithstanding any other provision of the deposit agreement or this ADR, the withdrawal of deposited securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

Reclassification, recapitalizations and mergers

If CNOOC Limited takes certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the company, then the depositary may choose to:

(a)	issue and distribute additional ADRs;

(b)	amend the deposit agreement and applicable ADRs;

(c)	call for the surrender of outstanding ADRs to be exchanged for new ADRs; and

(d)	distribute cash, securities or property on the record date set by the depositary to reflect the transaction.

To the extent the depositary does not so amend this ADR or make a distribution to holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute deposited securities and each ADS evidenced by this ADR shall automatically represent its pro rata interest in the deposited securities as then constituted.

Amendment and termination

The ADRs and the Deposit Agreement may be amended by CNOOC Limited and the depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of holders, shall become effective 30 days after notice of such amendment shall have been given to the holders. Every ADR holder at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby.

Upon the resignation or removal of the depositary pursuant to the Deposit Agreement, the depositary may, and shall at the written direction of CNOOC Limited, terminate the Deposit Agreement and this ADR by mailing notice of such termination to the holders at least 30 days prior to the date fixed in such notice for such termination.

After the date so fixed for termination, the depositary and its agents will perform no further acts under the Deposit Agreement and this ADR, except to receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the holders of ADRs not theretofore surrendered. After making such sale, the depositary shall be discharged from all obligations in respect of the Deposit Agreement and this ADR, except to account for such net proceeds and other cash. After the date so fixed for termination, CNOOC Limited shall be discharged from all obligations under the Deposit Agreement, except for its obligations to the depositary and its agents.

Limitation on obligations and liability to ADR holders

The depositary, CNOOC Limited, their agents and each of them shall: (a) incur no liability (i) if any present or future law, rule, regulation, fiat, order or decree of the United States, the Hong Kong Special Administrative Region, the People’s Republic of China or any other country or jurisdiction, or of any governmental or regulatory authority or any securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of CNOOC Limited’s charter, any act of God, war, terrorism, nationalization or other circumstance beyond control shall prevent or delay, or shall cause any of them to be subject to any civil or criminal penalty in connection with, any act which the Deposit Agreement or this ADR provides shall be done or performed by it or them (including, without limitation, voting pursuant to paragraph (12) hereof), or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or this ADR (including, without limitation, any failure to determine that any distribution or action may be lawful or reasonably practicable); (b) assume no liability except to perform its obligations to the extent they are specifically set forth in this ADR and the Deposit Agreement without gross negligence or willful misconduct; (c) be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or this ADR, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including reasonable fees and disbursements of counsel) and liability be furnished as often as may be required; or (d) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any holder, or any other person believed by it to be competent to give such advice or information. The depositary shall not be liable for the acts or omissions made by, or the insolvency of, any securities depository, clearing agency or settlement system.

The depositary, its agents and CNOOC Limited may rely and shall be protected in acting upon any written notice, request, direction, instruction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. The depositary and its agents may own and deal in any class of securities of CNOOC Limited and its affiliates and in ADRs. CNOOC Limited has agreed to indemnify the depositary and its agents under certain circumstances and the depositary and its agents have agreed to indemnify CNOOC Limited under certain circumstances. No disclaimer of liability the Securities Exchange Act of 1934 is intended by any provision hereof.

Books of depositary

The depositary will keep books at its principal office for the registration and transfer of ADRs, which will be open for your inspection at all reasonable times. Such inspection shall not be for the purpose of communicating with other owners of ADRs in the interest of a business or object other than our business or other than a matter related to the deposit agreement or the ADRs.